For fiscal year ended (a) December 31, 1995
File number (c) 811-6284


                                SUB-ITEM 77J


                    Restatement of Capital Share Account

     Reclassification of Capital Accounts: The Trust accounts for and reports distributions to shareholders in accordance with the A.I.C.P.A.'s Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect caused by applying this statement was to decrease paid-in capital and increase undistributed net investment income by $550,000 due to certain expenses not being deductible for tax purposes. Net investment income, net realized gains and net assets were not affected by this change.